UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from            to
Commission file number 0-15386
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Cerner Corporation Foundations Retirement Plan
2800 Rockcreek Parkway
North Kansas City, MO 64117
B. Name of issue of the securities held pursuant to the plan and the address of its principal executive office:

CERNER CORPORATION FOUNDATIONS
RETIREMENT PLAN
Financial Statements and Supplemental Schedule
December 31, 2010 and 2009 and the
Year Ended December 31, 2010

CERNER CORPORATION FOUNDATIONS RETIREMENT PLAN
TABLE OF CONTENTS
Required Information

Reports of Independent Registered Public Accounting Firms	1

Financial Statements and Schedule

Financial Statements:

Statements of Net Assets Available for Benefits at December 31, 2010 and 2009	3

Statement of Changes in Net Assets Available for Benefits for the Year ended December 31, 2010	4

Notes to Financial Statements	5

Supplemental Schedule:

Schedule 1 — Schedule of Assets (Held at End of Year) — December 31, 2010	17

Signature	18

Exhibits

Exhibit 23.1 — Consent of Independent Auditors
Exhibit 23.2 — Consent of Independent Auditors

Report of Independent Registered Public Accounting Firm
Participants of the Cerner Corporation Foundations Retirement Plan and
The Investment Committee of Cerner Corporation
We have audited the accompanying statement of net assets available for benefits of the Cerner Corporation Foundations Retirement Plan as of December 31, 2010, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Cerner Corporation Foundations Retirement Plan as of December 31, 2010, and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.
Our audit was conducted for the purpose of forming an opinion on the 2010 basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2010 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Brown Smith Wallace LLC
St. Louis, Missouri
June 24, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Plan Administrator
Cerner Corporation Foundations Retirement Plan
North Kansas City, Missouri
We have audited the accompanying statement of net assets available for benefits of the Cerner Corporation Foundations Retirement Plan (the Plan) as of December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009, in conformity with U.S. generally accepted accounting principles.
/s/ Mayer Hoffman McCann P.C.
Leawood, Kansas
June 28, 2010

Cerner Corporation Foundations Retirement Plan
Statements of Net Assets Available for Benefits

	December 31,
	2010	2009

Investments at fair value (See Notes 3 and 4):
Cerner Corporation common stock	$361,542,483	$323,938,345
Mutual funds	316,126,041	252,181,047
Self directed brokerage fund	23,876,053	19,171,810
Stable value fund	34,387,117	31,877,702

Total investments	735,931,694	627,168,904

Receivables:
Other receivable	438,971	160,837
Company contributions receivable	8,990,366	2,354,717
Notes receivable from participants	6,172,904	5,273,778

Total receivables	15,602,241	7,789,332

Net assets reflecting all investments at fair value	751,533,935	634,958,236

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(609,317)	89,340

Net assets available for benefits	$750,924,618	$635,047,576

See accompanying notes to financial statements.

Cerner Corporation Foundations Retirement Plan
Statement of Changes in Net Assets Available for Benefits

For the Year Ended
December 31,
2010

Additions to net assets attributed to:
Net appreciation in fair value of investments	$84,689,392
Participant contributions	41,002,022
Rollover contributions	1,333,229
Company contributions	17,845,715
Interest, dividends, and other investment income	5,529,764

Total additions	150,400,122

Deductions from net assets attributed to:
Distributions to participants	34,382,426
Administrative expenses	140,654

Total deductions	34,523,080

Net increase	115,877,042

Net assets available for benefits at beginning of the year	635,047,576

Net assets available for benefits at end of the year	$750,924,618

See accompanying notes to financial statements.

Cerner Corporation Foundations Retirement Plan
Notes to Financial Statements
(1)	Description of the Plan

The following brief description of the Cerner Corporation Foundations Retirement Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document or Summary Plan Description for a more complete description of the Plan’s provisions, which are available from the Plan Administrator. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

General

The Plan was adopted by the Board of Directors of Cerner Corporation (the Company or Employer) effective November 1, 1987. All associates of the Company are eligible for participation in the Plan upon attaining age 18 except for the following:
•	Associates whose employment is governed by a collective bargaining agreement under which retirement benefits were the subject of good faith bargaining, unless such agreement expressly provides for participation in the Plan;

•	Certain non-resident aliens who have no earned income from sources within the United States of America;

•	Leased associates;

•	Associates who were previously not treated as associates of the Company, but who are reclassified as being common law employees of the Company; and

•	Associates who are not employed with a Participating Employer. The Plan’s Participating Employers are all entities, except for Cerner International, Inc. and Cerner Investment Corp., that (i) are a part of Cerner Corporation’s controlled group of corporations, and (ii) are domestic corporations with their principal place of business in the United States.
Participant Contributions

Participants may elect to make pre-tax contributions from 1% to 80% of their eligible compensation each year to the Plan, subject to certain Internal Revenue Code (IRC) limitations (not to exceed $16,500 in 2010). New participants will automatically have 3% withheld from their compensation, unless they elect a different percentage or to not defer in the Plan. Additionally, participants who attained the age of 50 during 2010 were able to contribute an additional $5,500 in catch-up contributions. Participants also may generally contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan.

Cerner Corporation Foundations Retirement Plan
Notes to Financial Statements
Company Contributions — First-Tier Match

If the Company elects in a given Plan year to make the first-tier match, all eligible participants contributing to the Plan will receive a matching contribution equal to 33% of the participant’s deferral contribution. No first-tier match will be made on the participant’s deferral contributions in excess of 6% of the participant’s eligible compensation, as defined by the Plan. The first-tier match is discretionary, and the above percentages are subject to change by the Plan Administrator. A discretionary first-tier “true-up” contribution also may be made at the end of the Plan year. Participants must be employed on the last day of the Plan year and have completed 92 consecutive days of service to be eligible for the “true-up” contribution. First-tier contributions are invested directly in Company common stock. Participants can diversify their first-tier match after they have completed three years of service, even though they are only 60% vested at that time. For the year ended December 31, 2010, the Company contributed $9,249,067 in first-tier matching and true-up contributions.

Company Contributions — Second-Tier Match

The Company, at its discretion, may elect to make a second-tier match to the Plan. The contribution will be equal to a certain percentage of the participant’s paid base compensation, as defined by the Plan. The percentage is determined by the Company and is dependent on whether certain Company financial metrics meet or exceed pre-established benchmarks. Participants who completed 92 consecutive days of service, and are employed as of the last day of the Plan year are eligible to receive any approved second-tier match. To be eligible to receive the second-tier match contribution, participants must defer at least 2% of their paid base compensation. Second-tier contributions are invested directly in Company common stock. Participants can diversify their second-tier Company match after they have completed three years of service, even though they are only 60% vested at that time. The total second-tier match amount was $9,984,064 for the year ended December 31, 2010, which consisted of Company contributions of $8,407,652 and forfeitures funds of $1,576,412.

Company Contributions — Tiger Contributions

The Company, at its discretion, may elect to make an additional nonelective contribution available to those individuals who were former employees of the University of Missouri that became Cerner associates in connection with the Tiger Institute Strategic Alliance. Those associates may receive an additional nonelective contribution determined by Cerner in consultation with their actuary for the 2010 — 2014 Plan years. The Plan will also allow prior service credits for those associates. Participants who are employed as of the last day of the Plan year are eligible to receive any approved contribution. Tiger Contributions are invested directly in Company common stock. Participants can diversify their Tiger Contribution after they have completed three years of service, even though they are only 60% vested at that time. For the year ended December 31, 2010, the Company contributed $188,996 in the Tiger Contributions.

Company Contributions — Profit Sharing

The Company may also, at its discretion, make an additional profit sharing contribution to the Plan. If such contribution is made, it will be allocated among eligible participants based on each participant’s W-2 compensation. Participants are eligible for the profit

Cerner Corporation Foundations Retirement Plan
Notes to Financial Statements
sharing contribution if they are employed on the last day of the Plan year and completed 92 consecutive days of employment with the Company during the Plan year. Profit sharing contributions are invested directly in Company common stock. Participants can diversify their profit sharing company contribution after they have completed three years of service, even though they are only 60% vested at that time. For the year ended December 31, 2010 the Company did not make a profit sharing contribution.

Participant Accounts

Each participant’s account is credited with the participant’s and the Company’s contributions and allocations of Plan earnings. Participants accounts will also be charged the applicable expense ratio for the funds in which such participant invests. Allocations are based on relative account balances. The benefit to which the participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants vest immediately in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of service. Participants vest 20% in Company contributions after one year of service and 20% for each additional year of service until a participant is 100% vested upon completing five years of service. Participants become fully vested in their account balance upon normal retirement, permanent disability, or death.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000, or 50% of their vested account balance, whichever is less. Loan terms may not exceed five years, except for the purchase of a primary residence, in which case the duration may be extended not to exceed 10 years. The loans are secured by the balance in the participant’s account and bear interest at current prime rate plus 1%, which is commensurate with local prevailing rates as determined by the Plan Administrator. Interest rates on loans as of December 31, 2010 range from 4.25% to 10.50%. Principal and interest is paid ratably through scheduled payroll deductions.

Payments of Benefits and Transfers

Upon termination of service due to normal retirement, permanent disability, or death, a participant may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in the participant’s account. For termination of service for other reasons, a participant may receive the value of the vested interest in the participant’s account as a lump-sum distribution. The Plan Administrator permits in-kind distributions of Cerner Common Stock. In such a case, only whole shares shall be distributed and the value of any fractional share will be distributed in cash.

Within a participant’s account, the participant may make up to 12 transfers out of the Company stock per calendar year with no limit to the amount of stock the participant can move in any one transfer. These transfer provisions relate to Company stock held in a participant’s account relating to participant contributions. Transfers out of Company stock held in a participant’s account relating to Company contributions are prohibited until a

Cerner Corporation Foundations Retirement Plan
Notes to Financial Statements
participant has at least three years of service with the Company or in the event of termination of employment with the Company.

If a participant leaves employment and their vested benefit is less than $5,000 (excluding amounts attributable to rollovers), a lump sum distribution will be made to the participant within a reasonable time after the termination of employment. This will occur regardless of whether the participant has consented to the distribution. If the value of the vested benefit is more than $1,000 and does not exceed $5,000, and the participant does not consent to the distribution or does not inform the Plan where they would like the distribution to be paid, the Plan will roll the distribution over to an individual retirement plan account designated by the Plan Administrator.

Forfeited Accounts

At December 31, 2010 and 2009, forfeited non-vested accounts totaled $1,576,412 and $1,142,365, respectively. These forfeited non-vested accounts were used to off-set Employer second-tier match contributions for those years respectively.

(2)	Summary of Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

Investment Valuation and Income Recognition

The Plan invests in various investment securities. Investments in mutual funds are stated at fair value based on the net asset value of the shares held by the Plan at year-end. Investments in common stock, preferred stock and corporate bonds are stated at fair value based upon the closing sales price as reported on a recognized securities exchange on the last business day of the year.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts

Cerner Corporation Foundations Retirement Plan
Notes to Financial Statements
from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Contributions

Company and employee contributions are reported in the year services are rendered to the Company by the Plan participants.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Certain expenses of the Plan are paid by the Company and are not included in the statement of changes in net assets available for benefits.

Recently Issued Accounting Pronouncements

Fair Value Disclosures — In January 2010, the Financial Accounting Standards Board (FASB) issued guidance that expanded the required disclosures about fair value measurements. In particular, this guidance requires (i) separate disclosure of the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements along with the reasons for such transfers, (ii) information about purchases, sales, issuances and settlements to be presented separately in the reconciliation for Level 3 fair value measurements, (iii) fair value measurement disclosures for each class of assets and liabilities and (iv) disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for fair value measurements that fall in either Level 2 or Level 3. This guidance is effective for annual reporting periods beginning after December 15, 2009 except for (ii) above which is effective for fiscal years beginning after December 15, 2010. The effective portions of this guidance did not have a material impact to the Plan’s financial statements. The adoption of item (ii), which will be effective for the year ending December 31, 2011, is not expected to have a material impact on the Plan’s financial statements.

Participant Loans — In September 2010, the FASB issued Accounting Standard Update No. 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans (ASC 962). This guidance requires participant loans to be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. The guidance is effective for fiscal years ending after December 15, 2010, with early adoption permitted. The guidance should be applied retrospectively to all periods presented. The Plan adopted this guidance as of January 1, 2010, and reclassified participant loans from Plan investments to a component of receivables for both periods presented in the Statements of Net Assets Available for Benefits. Other than the reclassification requirements, the adoption of this standard did not have a material impact on the Plan’s financial statements.

Cerner Corporation Foundations Retirement Plan
Notes to Financial Statements
(3)	Investments

The following presents investments that represent 5% or more of the Plan’s net assets:

	December 31,
	2010	2009

Cerner Corporation common stock	$361,542,483	$323,938,345
Stable value fund(1)	34,387,117	31,877,702
AF Growth Fund of America	75,921,551	66,346,136
Artio International Equity I Fund	43,187,443	38,646,689

(1)	The stable value fund represents 4.58% of the Plan’s net assets at December 31, 2010
During 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Year Ended
December 31,
2010
Cerner Corporation common stock	$47,705,108
Mutual funds	34,214,655
Self directed brokerage fund	2,769,629

$84,689,392

(4)	Fair Value Measurements

FASB ASC 820, Fair Value Measurements and Disclosures (formerly SFAS No. 157) provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described below:
Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in inactive markets; inputs other than quoted market prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Cerner Corporation Foundations Retirement Plan
Notes to Financial Statements
Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The preceding methods described may produce a fair value calculation that may not be indicative of the net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2010 and 2009.
Investments at Fair Value as of December 31, 2010

	Level 1	Level 2	Level 3	Total
Cerner Corporation common stock	$361,542,483	$—	$—	$361,542,483
Mutual funds:
• Lifecycle funds	84,921,779	—	—	84,921,779
• Bond funds	16,846,841	—	—	16,846,841
• Large value funds	25,966,936	—	—	25,966,936
• Large blend funds	28,016,387	—	—	28,016,387
• Large growth funds	75,921,551	—	—	75,921,551
• Small value funds	35,193,322	—	—	35,193,322
• Mid blend funds	6,071,782	—	—	6,071,782
• International /global equity funds	43,187,443	—	—	43,187,443
Self directed brokerage fund:
• Mutual funds	9,800,903	—	—	9,800,903
• Limited partnership interests	356,141	—	—	356,141
• Common stock	9,942,480	—	—	9,942,480
• Preferred stock	6,640	—	—	6,640
• Corporate bonds	83,363	—	—	83,363
• Cash	3,686,526	—	—	3,686,526
Stable value fund	—	—	34,387,117	34,387,117

Total investments at fair value	$701,544,577	$—	$34,387,117	$735,931,694

Cerner Corporation Foundations Retirement Plan
Notes to Financial Statements
Investments at Fair Value as of December 31, 2009

	Level 1	Level 2	Level 3	Total
Cerner Corporation common stock	$323,938,345	$—	$—	$323,938,345
Mutual funds:
• Lifecycle funds	63,032,808	—	—	63,032,808
• Bond funds	12,143,910	—	—	12,143,910
• Large value funds	21,876,372	—	—	21,876,372
• Large blend funds	20,496,014	—	—	20,496,014
• Large growth funds	66,346,136	—	—	66,346,136
• Small value funds	26,336,460	—	—	26,336,460
• Mid blend funds	3,302,658	—	—	3,302,658
• International /global equity funds	38,646,689	—	—	38,646,689
Self directed brokerage fund:
• Mutual funds	8,225,262	—	—	8,225,262
• Limited partnership interests	157,966	—	—	157,966
• Common stock	7,383,652	—	—	7,383,652
• Preferred stock	26,832	—	—	26,832
• Corporate bonds	79,945	—	—	79,945
• Cash	3,298,153	—	—	3,298,153
Stable value fund	—	—	31,877,702	31,877,702

Total investments at fair value	$595,291,202	$—	$31,877,702	$627,168,904

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2010.
Level 3 Assets
Year ended December 31, 2010

Stable
Value Fund
Balance, beginning of year	$31,877,702
Interest	704,765
Purchases, sales, issuances, and settlements (net)	1,804,650

Balance, end of year	$34,387,117

Cerner Corporation Foundations Retirement Plan
Notes to Financial Statements
(5)	Non-Participant-Directed Investment

Information about the net assets and the significant components of the changes in net assets relating to the non-participant-directed investments is as follows:

	December 31,
	2010	2009
Net assets:
Cerner Corporation common stock	$257,774,760	$224,644,773

Year Ended
December 31,
2010
Changes in net assets:
Company contributions	$11,210,064
Investment income	32,413,138
Distributions to participants	(10,736,928)
Other fees and adjustments	243,713

$33,129,987

(6)	Differences between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

December 31,
2010

Net assets available for benefits per the financial statements	$750,924,618
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	609,317

Net assets available for benefits per the Form 5500	$751,533,935

The following is a reconciliation of net appreciation in fair value of investments per the financial statements to the Form 5500:

Year Ended
December 31,
2010

Net appreciation in fair value of investments per the financial statements	$115,877,042
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	609,317

Net appreciation in fair value of investments per the Form 5500	$116,486,359

Amounts related to fully benefit-responsive investment contracts are recorded on the Form 5500 at fair value and in the financial statements at contract value.

Cerner Corporation Foundations Retirement Plan
Notes to Financial Statements
(7)	Investment contract with JPMorgan Asset Management
The Stable Value Fund is a separately managed stable value fund managed by J.P. Morgan Investment Management, Inc. The Stable Value Fund invests in a common/collective trust fund which consists of a high quality fixed income portfolio, combined with investment contracts, commonly referred to as benefit-responsive wrap contracts, issued by insurance companies and other financial institutions for a fee. The fixed income portfolio consists of investment grade fixed income securities, primarily U.S. Treasury, agency, corporate, mortgage-backed, and asset-backed. The wrap contracts are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.
Because the wrap investment contracts are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the wrap investment contracts. Contract value, as reported to the Plan by the Trustee, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.
There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contract at December 31, 2010 and 2009 was $34,387,117 and $31,877,702, respectively. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent. Such interest rates are reviewed on a quarterly basis for resetting.
Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that any events which would limit the Plan’s ability to transact at contract value with participants are probable of occurring.
The wrapper contracts do not permit the issuer to terminate the contracts unless the Plan loses its qualified status, has incurred material breaches of responsibilities, or material and adverse changes made to the provisions of the Plan.

Average yields:	2010

Based on actual earnings	2.34%
Based on interest rate credited to participants	2.53%

Cerner Corporation Foundations Retirement Plan
Notes to Financial Statements
(8)	Related-Party Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company (Fidelity). Fidelity is the trustee as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for recordkeeping services amounted to $65,920 for the year ended December 31, 2010.

Certain Plan investments are shares of Cerner common stock. Cerner is the Plan sponsor and, therefore, these transactions qualify as party-in-interest. At December 31, 2010, these shares had a market value of $361,542,483. During 2010, the Cerner common stock fund had realized and unrealized gains of $47,705,108.

(9)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their Company contributions.

(10)	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated February 25, 2003 that the Plan and the related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. On January 29, 2010, the Company filed with the Internal Revenue Service for a new letter of determination.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2007.

(11)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Cerner Corporation Foundations Retirement Plan
Notes to Financial Statements
(12)	Subsequent Events

On May 27, 2011, the Board of Directors of the Company approved a two-for-one split of its common stock in the form of a one hundred percent (100%) stock dividend, which was distributed on June 24, 2011 to shareholders of record as of June 15, 2011. The stock split will not have a material impact on the Plan.

The Company monitors significant events occurring after the balance sheet date and prior to the issuance of the financial statements to determine the impacts, if any, of events on the financial statements to be issued. All subsequent events of which we are aware were evaluated through the filing date of this Form 11-K.

Cerner Corporation Foundations Retirement Plan
Schedule H, line 4i — Schedule of Assets (Held at End of Year) — December 31, 2010
EIN: 43-1196944
Plan Number: 001

	-b-	-c-
	Identity of issuer,	Description of investment, including	**	-e-
	borrower, lessor or	maturity date, rate of interest, collateral,	-d-	Current
-a-	similar party	par, or maturity value	Cost	Value

*	Cerner Corporation	Common Stock	$116,228,668	$361,542,483

*	Underlying Securities of Stable Value Fund:
	JPMCB Liquidity Fund Variable Rate	Short-Term Investment Fund		9,507,636
	AIG Financial Products 1106460	Wrap Investment Contract		8,292,787
	Natixis Financial Products IXIS 1984-01	Wrap Investment Contract		8,292,787
	State Street Bank SSB 107091	Wrap Investment Contract		8,293,907

		Total Stable Value Fund		34,387,117

	TRP Retirement 2005	Mutual Fund		1,794,883
	TRP Retirement 2010	Mutual Fund		2,195,095
	TRP Retirement 2015	Mutual Fund		5,634,202
	TRP Retirement 2020	Mutual Fund		10,911,603
	TRP Retirement 2025	Mutual Fund		9,889,108
	TRP Retirement 2030	Mutual Fund		11,671,878
	TRP Retirement 2035	Mutual Fund		9,228,813
	TRP Retirement 2040	Mutual Fund		12,421,303
	TRP Retirement 2045	Mutual Fund		11,978,490
	TRP Retirement 2050	Mutual Fund		5,580,216
	TRP Retirement 2055	Mutual Fund		673,378
	TRP Retirement Income	Mutual Fund		2,942,810
	American Century Gov’t Bond Inv	Mutual Fund		3,410,151
	ABF Large Capital Value	Mutual Fund		25,966,936
	Loomis Investment Grade BD	Mutual Fund		13,436,690
	Hartford Capital Appreciation	Mutual Fund		15,780,197
	AF Growth of America	Mutual Fund		75,921,551
	American Century Small Capital INV	Mutual Fund		35,193,322
*	Spartan Extnd Market Index	Mutual Fund		6,071,782
*	Spartan 500 Index INV	Mutual Fund		12,236,190
	Artio International Equity I	Mutual Fund		43,187,443

		Total Mutual Funds		316,126,041

	Brokeragelink	Self-Directed Brokerage Account		23,876,053
*	Participant loans	Loans with interest ranging from 4.25% to 10.50%		6,172,904

				$742,104,598

*	Party-in-interest as defined by ERISA

**	Shares of Cerner Corporation common stock are partially nonparticipant-directed. In accordance with instructions to the Form 5500, the Plan is not required to disclose the cost component of the Participant-directed investments.

CERNER CORPORATION FOUNDATIONS RETIREMENT PLAN
SIGNATURE
The Plan, pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CERNER CORPORATION FOUNDATIONS RETIREMENT PLAN
Dated: June 24, 2011	By:	/s/ Marc G. Naughton
Marc G. Naughton
Executive Vice President & Chief Financial Officer